Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
Tel: +30-216-600-2400

May 24, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Performance Shipping Inc.
 Registration Statement on Form F-1, as amended (File No. 333- 255100)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 be accelerated so that it will be made effective at 5:00 p.m. Eastern Daylight Time on May 26, 2022, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Executive Officer

May 24, 2022

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Performance Shipping Inc.
 Registration Statement on Form F-1
 File No.  333-255100

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Thursday, May 26, 2022, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 2, 2022.
(ii)	Dates of distribution: May 2, 2022 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 549.
(iv)	Number of prospectuses so distributed: 4.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Co-President